TERYL RESOURCES CORP.

N E W S R E L E A S E

TERYL RESOURCES EXPANDS NEW GOLD DISCOVERY ON WEST
RIDGE PROPERTY, FAIRBANKS MINING DISTRICT, ALASKA

For Immediate Release: September 18, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces that phase 2 field exploration on the Company’s 100%-owned West Ridge property has expanded the size of the gold discovery at the Old Glory prospect. In addition, field work has confirmed the presence of eclogite-grade metamorphic rocks similar to those which host Kinross Gold’s 660,000 ounce True North gold deposit located two miles north of the West Ridge project. The True North gold deposit was purchased by Kinross Gold in 1999 for $94,000,000 in cash and shares.

Following are the highlights of work reported by the Company’s geological consultants, Avalon Development Corporation, under the supervision of principal Curt Freeman.

Old Glory Prospect

Phase 2 rock and soil auger sampling has been completed at the Old Glory prospect and has expanded the extent of anomalous gold in rocks and soil to an area measuring 400 meters northeast-southwest by 200 meters northwest-southeast. Soil values in this grid range up to 1,155 parts per billion (1.16 grams per tonne) gold with 2,850 parts per million (ppm) arsenic and 200 ppm tungsten. Rock samples collected from old prospect pits and trenches within the soil grid returned values up to 10.0 grams (1/3 of an ounce) per tonne gold, 5,900 ppm arsenic and 144 ppm bismuth. Substantial mineralization is found where the northeast trending structure intersects the northwest-trending structure. Arsenic mimics gold to a large degree while tungsten and bismuth mineralization are less definitive.

Gold mineralization at Old Glory is associated with sericite alteration in a strong sodium depletion zone. Of significance is that mineralization appears to be controlled by the Eldorado fault, a major northeast-trending district-scale structure which bounds the 2.4 million ounce Ryan Lode gold deposit located 16 miles southwest and the 660,000 ounce True North gold mine, just 2 miles northeast. Along this same fault lies Teryl’s Black Dome prospect, State of Alaska lease recently acquired, another gold anomalous area discovered by summer field exploration. Rocks of similar character to True North are present at both the Old Glory and the Black Dome areas, which suggests a genetic link between both mineralized prospects.

The Company is planning to continue expansion of the soil auger grid at Old Glory followed by backhoe trenching of the main Old Glory anomaly in preparation for drilling in 2003. Also, ground-based geophysical surveys are being planned to help better define drill targets.

Geochemical analyses for the West Ridge project were completed by ALS Chemex in Fairbanks, Alaska and Vancouver, British Columbia. Curt Freeman, M.S., P.Geo, is the qualified person for this news release.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with

Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:     John Robertson
                    Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616
www.terylresources.com